SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

OTI Contact:	Agency Contacts:
Galit Mendelson	Paul Holm and Maggie Johns
Director of Corporate Communication	PortfolioPR
212-421-0333	212-736-9224
Galit@otiglobal.com	pholm@portfoliopr.com / mjohns@portfoliopr.com

OTI TO PROVIDE MEDISMART SOLUTION TO CARECROSS
HEALTHCARE NETWORK

CareCross Health Is a Leading Primary Healthcare Provider in South Africa

OTI Will Generate Revenues on MediSmart Hardware, Software and Licensing Fees

Cupertino, CA – February 17, 2004 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV; Prime Standard [Frankfurt]: OT5), a global leader in contactless microprocessor-based smart card systems, announced today that they have been awarded a contract to provide MediSmart contactless smart cards, readers, support and maintenance to CareCross medical and dental network providers and managed care patients.

The initial hardware installations in healthcare facilities are scheduled to begin early in the second quarter and card distribution will begin thereafter. The first MediSmart cards will be issued to chronic care patients or patients that utilize long-term treatments and medications. Under the terms of the contract, OTI will generate revenues on MediSmart hardware, software and licensing fees. During MediSmart’s eight month pilot program, use of the MediSmart solution reduced CareCross call center calls by 95% resulting in tremendous savings in both treatment time and call center costs.

CareCross Health is the leading primary healthcare provider in South Africa contracting the first 150,000 members and a network of over 1,000 contracted healthcare or service providers in this emerging market. Through its network of healthcare professionals, CareCross provides affordable and quality services to members of health care plans that serve individuals and families who cannot afford traditional private insurance coverage. Based on government estimates, there is an emerging market of 13 million managed care patients in the private sector in South Africa

Dr Reinder Nauta, the Managing Director of CareCross Health, who recently announced the establishment of OneCare Health, whose network of no less than 3500 service providers aim to service medical plans or funds whose products are targeted at middle income earners, stated that “The OTI MediSmart solution enables CareCross to manage its risk more effectively and to reduce its reliance on its call center infrastructure. As the number of patient groups increase, the effective communication of guidelines and protocols to manage such patients becomes a necessity and the OTI MediSmart solution serves as the ideal communication medium between CareCross and its service provider sites.”

“We are extremely proud to be associated with CareCross, a recognized leader in the health care sector, and are confident that the MediSmart implementation will provide recognized benefits in terms of cost reduction, increasing efficiency and reliability of the services provided” says Charlotte Hambly-Nuss, Managing Director of OTI Africa.

The OTI MediSmart solution is part of OTI’s SmartID product family and provides verification of patient, physician and patient benefits. The OTI MediSmart product includes:

1.	A personal identification, biometric authentication and additional personal data sections which are secured via biometric verification without the need for a mainframe or database of any kind.

2.	A medical benefit, risk and management data section, which is only accessible by healthcare role players for better management. In addition, to facilitate better communication between healthcare professionals MediSmart holds files for referrals, medical certificates and messages.

3.	A payment portion that enables e-purse and credit and debit payments.

About CareCross

CareCross Health is a leader in the primary healthcare market. By developing key partnerships with doctors, dentists and optometrists we provide affordable and quality primary healthcare to people across South Africa. Through our national network of CareCross Health service providers we offer medical plans, managed healthcare companies, employer groups and the state access to the delivery of primary healthcare.

This has paved the way for the emerging market to enjoy affordable day-to-day medical benefits, ensuring sustainable private healthcare. We have secured agreements with major players in the industry and have ongoing communication with all our healthcare partners, reflecting our commitment to service excellence.

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, micropayments, mass transit ticketing, parking, loyalty programs, ID and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol, the Government of Israel and ICTS. For more information on OTI, visit www.otiglobal.com.

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: February 17, 2004